UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ARATANA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

03874P101

(CUSIP Number)

June 26, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03874P101

1.	Name of Reporting Person: Ronald L. Meeusen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 835,189

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 835,189

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 835,189

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 3.4%(1)

12.	Type of Reporting Person (See Instructions): IN

(1) Based upon 24,322,738 shares of Common Stock outstanding as of January 15, 2014 as reported in the Company's Prospectus filed pursuant to Rule 414(b)(1) with the Securities and Exchange Commission on January 31, 2014.

CUSIP No. 03874P101

1.	Names of Reporting Persons: Andrew M. Ziolkowski

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 835,189

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 835,189

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 835,189

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 3.4%(2)

12.	Type of Reporting Person (See Instructions): IN

(2) Based upon 24,322,738 shares of Common Stock outstanding as of January 15, 2014 as reported in the Company's Prospectus filed pursuant to Rule 414(b)(1) with the Securities and Exchange Commission on January 31, 2014.

CUSIP No. 03874P101

1.	Names of Reporting Persons: MidPoint Food & Ag Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 759,857

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 759,857

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 759,857

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 3.1%(3)

12.	Type of Reporting Person (See Instructions): PN

(3) Based upon 24,322,738 shares of Common Stock outstanding as of January 15, 2014 as reported in the Company's Prospectus filed pursuant to Rule 414(b)(1) with the Securities and Exchange Commission on January 31, 2014.

CUSIP No. 03874P101

1.	Names of Reporting Persons: Cultivian Ventures, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Indiana, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 835,189

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 835,189

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 835,189

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 3.4%(4)

12.	Type of Reporting Person (See Instructions): OO

(4) Based upon 24,322,738 shares of Common Stock outstanding as of January 15, 2014 as reported in the Company's Prospectus filed pursuant to Rule 414(b)(1) with the Securities and Exchange Commission on January 31, 2014.

Item 1.
(a)	Name of Issuer: ARATANA THERAPEUTICS, INC. (the "Company")
(b)	Address of Issuer’s Principal Executive Offices: 1901 Olathe Blvd. Kansas City, KS 66103

Item 2.
(a)

Names of Person Filing:
(i) MidPoint Food & Ag Fund, LP, a Delaware limited partnership ("MFAF"), with respect to the shares of Common Stock directly owned by it;

(ii) Cultivian Ventures, LLC, a limited liability company organized under the laws of the State of Indiana ("Cultivian") as general partner of MFAF and MidPoint Food & Ag Co-Investment Fund, LP ("MFACF") with respect to the shares of Common Stock directly owned by MFAF and MFACF;

(iii) Ronald L. Meeusen ("Mr. Meeusen"), as managing member of Cultivian, general partner of each of MFAF and MFACF, with respect to the shares of Common Stock directly owned by MFAF and MFACF; and

(iv) Andrew M. Ziolkowski ("Mr. Ziolkowski"), as managing member of Cultivian, general partner of each of MFAF and MFACF, with respect to the shares of Common Stock directly owned by MFAF and MFACF.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Address of Principal Business Office or, if none, Residence: The address of the business office of each of the Reporting Persons is 213 N. Racine, Chicago, Illinois 60607.
(c)

Citizenship:
MFAF is a limited partnership organized under the laws of the State of Delaware.  Cultivian is a limited liability company organized under the laws of the State of Indiana.  Messrs. Meeusen and Ziolkowski are citizens of the United States of America

(d)	Title of Class of Securities: Common Stock, Par Value $0.001 Per Share (the "Common Stock").
(e)	CUSIP Number: 03874P101

Item 3.	Not Applicable.

Item 4.	Ownership.
A. MidPoint Food & Ag Fund, LP
	(a)	Amount beneficially owned: 759,857
(b)

Percent of class:

3.1%.  The percentages used herein and in the rest of this Item 4 are calculated based upon 24,322,738 shares of Common Stock outstanding as of January 15, 2014 as reported in the Company's Prospectus filed pursuant to Rule 414(b)(1) with the Securities and Exchange Commission on January 31, 2014.

	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 759,857
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 759,857

MFAF has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Cultivian.  Messrs. Meeusen and Ziolkowksi, as managing members of Cultivian, direct Cultivian's operations.

B. Cultivian Ventures, LLC, Ronald L. Meeusen and Andrew M. Ziolkowski
	(a)	Amount beneficially owned: 835,189
	(b)	Percent of class: 3.4%.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 835,189
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 835,189

MFAF and MFACF each has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, or 759,857 and 75,332, respectively, which power may be exercised by its general partner, Cultivian.  Messrs. Meeusen and Ziolkowksi, as managing members of Cultivian, direct Cultivian's operations.  Neither Cultivian nor either of Messrs. Meeusen or Ziolkowski directly owns any shares of Common Stock.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, Cultivian and Messrs. Meeusen and Ziolkowski may be deemed to beneficially own the shares owned by MFAF and MFACF.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

MIDPOINT FOOD & AG FUND, LP
By: Cultivian Ventures, LLC
its general partner

/s/ Ronald L. Meeusen
Name: Ronald L. Meeusen
Title: Managing Member

CULTIVIAN VENTURES, LLC

/s/ Ronald L. Meeusen
Name: Ronald L. Meeusen
Title: Managing Member

/s/ Ronald L. Meeusen
RONALD L. MEEUSEN, individually

/s/ Andrew M. Ziolkowski
ANDREW M. ZIOLKOWSKI, individually